K. Michael Carlton
+1.202.373.6070
michael.carlton@morganlewis.com

October 17, 2016

VIA EDGAR

Ms. Alison T. White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Ms. White:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to a Staff comment we received orally on September 12, 2016 regarding the Trust’s Post-Effective Amendment No. 23, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2016 for the purpose of registering shares of the Dhandho Junoon ETF (the “Fund”). The response below updates and supersedes the Trust’s response to the Staff’s comment set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: With respect to the Index methodology currently posted on the Fund’s website, please disclose how sectors and industries are defined (e.g., Lipper, Morningstar) in the Index methodology.

Response: We have revised the Index methodology to reflect that sectors and industries are defined according to the definitions established by the Factset Classification System.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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